                                                                    Exhibit 99.2

                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)
 (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)

                         THIRD QUARTERLY REPORT FOR 2007

THIS QUARTERLY REPORT IS MADE IN ACCORDANCE WITH RULE 13.09(1) AND (2) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED.

1    IMPORTANT NOTICE

1.1 The Board of Directors, the Supervisory Committee, Directors, Supervisors and senior management of the Company warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this report, and severally and jointly accept responsibility for the authenticity, accuracy and completeness of the content of this report.

1.2 This quarterly report has been reviewed and approved at the twenty-first meeting of the Fourth Session of the Board of Directors of the Company, which was attended by all Directors of the Company.

1.3 The third quarterly financial statements for 2007 of the Company have been prepared in accordance with the PRC Accounting Standards for Business Enterprises and have not been audited.

1.4 Mr. He Yuhua, Chairman of the Board of Directors of the Company, Mr. Yang Yiping, Managing Director, Mr. Yao Xiaocong, Chief Accountant, hereby declare that the authenticity and completeness of the financial statements contained in the quarterly report are warranted.

2    BASIC INFORMATION OF THE COMPANY

2.1  PRINCIPAL ACCOUNTING DATA AND FINANCIAL INDICATORS

                                                                          INCREASE/DECREASE
                                                                         (COMPARISON BETWEEN
                                                                           THE END OF THE
                                                                        REPORTING PERIOD AND
                         AS AT THE END OF THE   AS AT THE END OF LAST   THE END OF LAST YEAR
                           REPORTING PERIOD          YEAR (note)                 (%)
                         --------------------   ---------------------   --------------------
Total asset (RMB)          27,309,730,734.48      25,079,290,296.84             8.89
Shareholders' equity
   (excluding minority
   interests) (RMB)        21,444,213,064.18      20,873,967,575.08             2.73
Net assets per share
   (RMB)                                3.03                   2.95             2.71

                            FROM THE BEGINNING   INCREASE/DECREASE
                                OF THE YEAR      COMPARED WITH THE
                             TO THE END OF THE     SAME PERIOD OF
                             REPORTING PERIOD       LAST YEAR (%)
                            ------------------   -----------------
Net cash flows from
   operating activities
   (RMB)                     1,897,362,244.03            --
Net cash flows from
   operating activities
   per share (RMB)                       0.27            --

                                                                     INCREASE/DECREASE
                                              FROM THE BEGINNING    (COMPARISON BETWEEN
                                              OF THE YEAR TO THE   THE REPORTING PERIOD
                                                  END OF THE        AND THE SAME PERIOD
                           REPORTING PERIOD    REPORTING PERIOD      OF LAST YEAR) (%)
                           ----------------   ------------------   --------------------
Net profits (RMB)           401,550,717.81     1,136,954,545.74             --
Basic earnings per
   share (RMB)                        0.06                 0.16             --
Basic earnings per
   share after
   extraordinary
   items (RMB)                          --                 0.16             --
Diluted earnings per
   share (RMB)                        0.06                 0.16             --
Return on net assets (%)              1.87                 5.30             --
Return on net assets
   after extraordinary
   items (%)                          1.88                 5.31             --

Note: Adjusted in accordance with the prevailing PRC Accounting Standards for Business Enterprises

EXTRAORDINARY ITEMS

                                      AMOUNT FROM THE
                                     BEGINNING OF THE
                                      YEAR TO THE END
                                     OF THE REPORTING
EXTRAORDINARY ITEMS                    PERIOD (RMB)
-------------------                  ----------------
Losses on disposal of fixed assets        52,403.00
Non-operating expenses                 4,430,158.91
Non-operating income                  (2,631,524.43)
Effect of income tax                     394,728.66
Total                                  2,245,766.14


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

2.2 TOTAL NUMBER OF SHAREHOLDERS AND TOP TEN CIRCULATING SHAREHOLDERS HOLDING SHARES WITHOUT SELLING RESTRICTIONS AT THE END OF THE REPORTING PERIOD (SHARE REFORM PROPOSAL COMPLETED)

Number of shareholders        398,397 (398,060 holders of A shares and 337
at the end of the reporting   holders of H shares)
period (Number)

  TOP TEN CIRCULATING SHAREHOLDERS HOLDING SHARES WITHOUT SELLING RESTRICTIONS

                                                                NUMBER OF
                                                              CIRCULATING
                                                              SHARES HELD
                                                                WITHOUT
                                                                SELLING
                                                              RESTRICTIONS
                                                             AT THE END OF
NAME OF SHAREHOLDERS (FULL NAME)                               THE PERIOD     CLASS
--------------------------------                             -------------   -------
HKSCC NOMINEES LIMITED (Note)                                1,401,988,331   H Share
ICBC -- China Southern Component Selected Stock Securities
Investment Fund                                                 30,462,154   A Share
ICBC -- E Fund Value Growth Balanced Securities Investment
Fund                                                            28,818,378   A Share
Bank of Communications -- E Fund 50 Index Securities
Investment Fund                                                 22,030,000   A Share
China Life Insurance Company Limited -- Dividend --
Individual Dividend -- 005L                                     19,374,750   A Share
China Life Insurance (Group) Company -- Traditional --
Ordinary Insurance Products                                     19,374,750   A Share
China Life Insurance Company Limited -- Dividend -- Group
Dividend - 005L                                                 19,374,750   A Share
Yinfeng Securities Investment Fund                              18,152,033   A Share
Bank of China -- Harvest SHSZ300 Fund                           12,999,933   A Share
CCB -- Bosera Yufu Securities Investment Fund                   11,786,494   A Share

Note: H shares held by HKSCC Nominees Limited were held on behalf of various clients.

3    SIGNIFICANT EVENTS

3.1 SIGNIFICANT CHANGES OF KEY ACCOUNTING ITEMS AND FINANCIAL INDICES AND REASON FOR THE CHANGES

     [X] Applicable   [ ] Not applicable

     3.1.1 Decrease in bank balances and cash was mainly due to the settlement of the remaining balance of the consideration for the acquisition of the operating assets of Guangzhou - Pingshi Railway.

     3.1.2 Increase in accounts receivable was mainly due to increase in revenues from railway transportation business.

     3.1.3 Decrease in prepayments was mainly due to the written off of prepayments for the acquisition of the operating assets of Guangzhou - Pingshi Railway at the end of 2006.

     3.1.4 Increase in the net fixed assets was mainly due to the acquisition of the operating assets of Guangzhou - Pingshi Railway and the completion of the construction of the Guangshen Fourth Rail Line and transfer to fixed assets.

     3.1.5 Decrease in construction-in-progress is mainly due to the completion of the construction of the Guangshen Fourth Rail Line and transfer to fixed assets.

     3.1.6 Increase in staff remuneration payable was mainly due to increase in the expected staff termination benefits.

     3.1.7 Increase in other payables was mainly due to increase in deposit at Railway Settlement Center.

     3.1.8 Increase in long term borrowings was mainly due to increase in the borrowings of Guangshen Fourth Rail Line.

3.2 THE PROGRESS AND IMPACT OF SIGNIFICANT EVENTS AND THE ANALYSIS AND EXPLANATION FOR THE SOLUTIONS

     [ ] Applicable   [X] Not applicable

3.3 STATUS OF FULFILLMENT OF COMMITMENTS UNDERTAKEN BY THE COMPANY, SHAREHOLDERS AND ACTUAL CONTROLLER

     [X] Applicable   [ ] Not applicable

     The largest shareholder of the Company, Guangzhou Railway (Group) Corporation, has undertaken that: 2,904,250,000 A shares of the Company held shall not be transferred or managed by any third party nominee or repurchased by the issuer within 36 months from the date of listing of A shares. The commitment is being fulfilled.

3.4 CAUTION AND EXPLANATION AS TO THE ANTICIPATED LOSS OF ACCUMULATED NET PROFITS FROM THE BEGINNING OF THE YEAR TO THE END OF THE NEXT REPORTING PERIOD OR SIGNIFICANT CHANGES COMPARED WITH THE SAME PERIOD OF LAST YEAR:

     [ ] Applicable   [X] Not applicable

3.5 PARTICULARS OF THE COMPANY'S EQUITY INTEREST IN OTHER LISTED COMPANIES, UNLISTED FINANCIAL INSTITUTIONS AND COMPANIES TO BE LISTED

     [X] Applicable   [ ] Not applicable

                                               GUANGSHEN RAILWAY COMPANY LIMITED
                                                 Legal representative: HE YUHUA

Shenzhen, the PRC, 25 October 2007

As at the date of this announcement, the Board comprises:

Executive Directors

He Yuhua
Yang Yiping
Yang Jinzhong

Non-executive Directors

Cao Jianguo
Wu Houhui
Wen Weiming

Independent Non-executive Directors

Chang Loong Cheong
Deborah Kong
Wilton Chau Chi Wai

4    APPENDIX

4.1  BALANCE SHEET

Prepared by: Guangshen Railway Company Limited                 30 September 2007

                                                COMBINED                              THE COMPANY
                                 -------------------------------------   -------------------------------------
           ITEMS                     2007.09.30          2006.12.31          2007.09.30          2006.12.31
           -----                 -----------------   -----------------   -----------------   -----------------
                                        RMB                 RMB                 RMB                 RMB
Assets
CURRENT ASSETS:
Bank balances and cash            2,272,674,970.56    6,036,265,260.52    2,239,813,167.65    5,991,964,229.69
Marketable financial assets
Notes receivable                      4,788,079.99       16,300,000.00        4,788,079.99       16,300,000.00
Dividends receivable                  1,378,180.42        1,378,180.42
Interests receivable
Accounts receivable, net            358,902,531.40       12,628,467.09      357,474,798.82       10,339,735.21
Other receivables, net               45,065,581.55      145,829,443.07       35,145,205.96      169,995,657.02
Prepayments                         801,882,312.16    5,855,127,325.18      801,680,964.16    5,854,922,095.92
Allowance receivable
Internal current borrowings
Income not allocated
Inventories, net                    152,022,789.21       66,967,046.17      149,271,884.64       64,048,942.35
Fees to be amortized
Net loss from current assets
   to be disposed
Non-current assets maturing
   within one year
Other current assets
Total current assets              3,635,336,264.87   12,134,495,722.45    3,588,174,101.22   12,108,948,840.61
NON-CURRENT ASSETS:
Financial assets held for sale
Investments held to maturity
Long term receivables
Long term equity investments        169,985,680.06      170,589,762.86      275,891,298.47      268,672,669.58
Real estate investments               9,061,437.37
FIXED ASSETS:
Fixed assets, net                21,285,319,502.46    7,802,773,452.23   21,203,617,872.20    7,710,446,781.47
Construction materials               11,315,494.56       11,315,494.56       11,315,494.56       11,315,494.56
Construction-in-progress, net     1,134,704,654.59    4,295,201,275.50    1,132,262,468.59    4,295,086,275.50
Disposal of fixed assets                261,934.40                              263,489.40
Productive biological assets
Oil and gas assets
Intangible assets                   618,265,504.66      630,045,793.67      580,955,628.60      593,604,743.44
Research expenses
Goodwill                            249,911,587.41                          249,911,587.41
Long term fees to be
   amortized                         39,139,892.54        1,449,464.20       38,895,018.86        1,179,260.62
Deferred income tax assets          103,592,663.67       33,419,331.37      103,590,554.74       33,417,222.44
Other non-current assets             52,836,117.89                           52,836,117.89
Total non-current assets         23,674,394,469.61   12,944,794,574.39   23,649,539,530.72   12,913,722,447.61
Total assets                     27,309,730,734.48   25,079,290,296.84   27,237,713,631.94   25,022,671,288.22

                                                COMBINED                              THE COMPANY
                                 -------------------------------------   -------------------------------------
            ITEMS                    2007.09.30          2006.12.31          2007.09.30          2006.12.31
            -----                -----------------   -----------------   -----------------   -----------------
                                        RMB                 RMB                 RMB                 RMB
CURRENT LIABILITIES:
Short term borrowings
Notes payable
Accounts payable                  1,116,529,623.55    1,352,230,814.37    1,111,771,066.88    1,347,161,686.45
Receipts in advance                  31,838,262.66       18,275,921.18       29,217,971.47       15,815,945.36
Staff remuneration payable          441,129,392.72       80,953,259.68      441,072,928.35       76,977,299.50
Dividends payable                        61,526.35           74,695.15           61,526.35           74,695.15
Tax payable                         131,669,777.78      157,698,263.37      128,904,034.70      153,892,738.34
Interests payable                     4,465,125.00        3,013,200.00        4,465,125.00        3,013,200.00
Other payables                    1,263,804,208.52      527,369,958.70    1,266,121,038.12      539,947,825.15
Non-current liabilities
   maturing within one year
Other current liabilities             8,911,041.43       95,575,104.35        5,326,204.28       95,575,104.35
Total current liabilities         2,998,408,958.01    2,235,191,216.80    2,986,939,895.15    2,232,458,494.30
NON-CURRENT LIABILITIES:
Long term borrowings              2,750,000,000.00    1,860,000,000.00    2,750,000,000.00    1,860,000,000.00
Bonds payables Long term
   payables
Estimated liabilities
Project payables
Deferred income tax
   liabilities                        3,519,448.38        2,490,389.03        3,519,448.38        2,490,389.03
Other non-current liabilities        57,927,335.08       50,950,081.00       57,927,335.08       50,950,081.00
Total non-current liabilities     2,811,446,783.46    1,913,440,470.03    2,811,446,783.46    1,913,440,470.03
Total liabilities                 5,809,855,741.47    4,148,631,686.83    5,798,386,678.61    4,145,898,964.33
SHAREHOLDERS' EQUITY:
Share capital                     7,083,537,000.00    7,083,537,000.00    7,083,537,000.00    7,083,537,000.00
Capital reserve                  11,619,570,621.54   11,619,570,621.54   11,619,570,621.54   11,619,570,621.54
Less: Treasury shares
Surplus reserve                   1,555,741,394.04    1,555,741,394.04    1,529,512,021.21    1,529,512,021.21
Investment losses not
   recognized
Unappropriated profits            1,185,364,048.60      615,118,559.50    1,206,707,310.58      644,152,681.14
Translation differences
Minority interests                   55,661,928.83       56,691,034.93
Total shareholders' equity       21,499,874,993.01   20,930,658,610.01   21,439,326,953.33   20,876,772,323.89
Total liabilities and
   shareholders' equity          27,309,730,734.48   25,079,290,296.84   27,237,713,631.94   25,022,671,288.22

Legal representative: He Yuhua Person-in-charge for accounting matters: Yang Yiping Head of accounting department: Yao Xiaocong

4.2  STATEMENT OF PROFIT

Prepared by: Guangshen Railway Company Limited         January to September 2007

                                                COMBINED          THE COMPANY
                                               JANUARY TO         JANUARY TO
                   ITEMS                     SEPTEMBER 2007     SEPTEMBER 2007
                   -----                    ----------------   ----------------
                                                   RMB                RMB
I. Revenues from operation                  7,441,584,966.60   7,338,877,095.99
   Less: Operating costs                    5,423,485,054.89   5,361,922,409.16
      Operating tax and additionals           170,949,684.72     167,446,576.60
      Sales costs                               1,024,084.14               0.00
      Management expenses                     517,858,809.78     492,873,634.09
      Finance costs                            12,271,393.54      12,523,228.47
      Assets impairment losses                     25,089.03          (5,876.21)
   Add: Gains on fair value changes
      Investment gains                         (1,104,082.80)       (686,267.26)
      Include: Gains from investments
         in associates and joint ventures      (1,104,082.80)     (1,104,082.80)
II. Profits from operation                  1,314,866,767.70   1,303,430,856.62
   Add: Non-operating income                    2,631,524.43       2,472,630.76
   Less: Non-operating expenses                 4,730,709.04       3,839,876.25
      Include: Losses on disposal
         of non-current assets                    300,550.13         276,355.78
III. Gross profits                          1,312,767,583.09   1,302,063,611.13
   Less: Income tax expenses                  176,474,544.93     172,826,021.69
   Add: Investment losses not recognized
IV. Net profits                             1,136,293,038.16   1,129,237,589.44
   Net profits attributable to the owners
      of the parent                         1,136,954,545.74
   Minority interests                            (661,507.58)
V. Earnings per share
   (1) Basic earnings per share                         0.16
   (2) Diluted earnings per share                       0.16

Legal representative: He Yuhua Person-in-charge for accounting matters: Yang Yiping Head of accounting department: Yao Xiaocong

4.3  CASH FLOW STATEMENT

Prepared by: Guangshen Railway Company Limited         January to September 2007

                                                    COMBINED          THE COMPANY
                                                   JANUARY TO          JANUARY TO
                    ITEMS                        SEPTEMBER 2007      SEPTEMBER 2007
                    -----                      -----------------   -----------------
                                                      RMB                 RMB
I. Cash flows from operating activities:
   Cash received from sales of
      goods or rendering of services            6,638,891,474.07    6,536,863,285.31
   Cash received from returned tax                      1,670.16            1,670.16
   Cash received relating to other
      operating activities                        572,366,817.79      526,389,687.18
Sub-total of cash inflows                       7,211,259,962.02    7,063,254,642.65
   Cash paid for goods and services             3,292,423,644.04    3,261,046,634.10
   Cash paid to and on behalf of employees      1,228,882,983.85    1,191,255,650.39
   Tax paid                                       416,191,657.87      405,075,495.32
   Cash paid relating to other operating
      activities                                  376,399,432.23      301,456,560.71
Sub-total of cash outflows                      5,313,897,717.99    5,158,834,340.52
   Net cash flows from operating activities     1,897,362,244.03    1,904,420,302.13
II. Cash flows from investing activities:
   Cash received from disposal
      of investments
   Cash received from investment gains              4,944,479.20        7,562,078.82
   Net cash received from disposal of
      fixed assets, intangible assets and
      other long term assets                        1,821,816.53        1,333,733.80
   Cash received relating to other
      investment activities                       259,698,596.17      259,698,596.17
Sub-total of cash inflows                         266,464,891.90      268,594,408.79
   Cash paid to acquire or construct fixed
      assets, intangible assets and other
      long term assets                          1,462,461,115.09    1,459,865,083.09
   Cash paid for investments                    4,873,331,448.33    4,873,331,448.33
   Cash paid relating to other investment
      activities                                       23,219.44
Sub-total of cash outflows                      6,335,815,782.86    6,333,196,531.42
   Net cash flows from investing activities    (6,069,350,890.96)  (6,064,602,122.63)
III. Cash flows from financing activities:
   Cash received from capital contributions
   Cash received from borrowings                  890,000,000.00      890,000,000.00
   Cash received relating to other
      financing activities                        259,698,596.17      259,698,596.17
Sub-total of cash inflows                       1,149,698,596.17    1,149,698,596.17
   Cash paid for repayment of borrowings          295,000,000.00      295,000,000.00
   Cash paid for distribution of
      dividends, profits or repayment of
      interests                                   443,135,424.54      443,503,023.05
   Cash paid relating to other financing
      activities
Sub-total of cash outflows                        738,135,424.54      738,503,023.05
   Net cash flows from financing activities       411,563,171.63      411,195,573.12
IV. Effect of foreign exchange rate
   changes on cash and cash equivalents            (3,164,814.66)      (3,164,814.66)
V. Net increase in cash and cash equivalents   (3,763,590,289.96)  (3,752,151,062.04)

The PRC, 25 October 2007